JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

June 7, 2021

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	JNL Series Trust
File Nos. 033-87244 and 811-8894

Dear Sir/Madam:

On behalf of JNL Series Trust (the “Trust”) enclosed for electronic filing pursuant to Rule 14(a) under the Securities Exchange Act of 1934, as amended, are the proxy materials: Notice of Special Meeting of Shareholders, Proxy Statement, and form of Proxy and Voting Instruction Cards to be sent to the shareholders of the JNL/Morningstar PitchBook Listed Private Equity Index Fund (the “Fund”), a series of the Trust, and its contract owners in connection with a special meeting of shareholders. The proposals for consideration by shareholders of the Fund are as follows:

1.	To approve the elimination of a fundamental policy regarding diversification.
2.	To transact such other business as may properly come before the Meeting or any adjournment thereof.
The shareholder’s meeting for the Fund is scheduled to be held on July 22, 2021. If you have any questions concerning this filing, please contact me at (517) 574-2089.

Very truly yours,

/s/ Emily J. Bennett

Emily J. Bennet
Assistant Secretary